EXHIBIT 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six months ended June 30,
(Unaudited)	2006	2005
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$115,962	$46,464
Other interest	(3,143)	1,943
Amortization of debt discount and expense	2,369	1,674
Interest on lease agreements	9,371	10,391

Total Fixed Charges	124,559	60,472

Earnings before income taxes and undistributed income from equity investees	425,985	187,345

Earnings available for fixed charges	$550,544	$247,817

Ratio of earnings to fixed charges	4.42 x	4.10 x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.

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